Exhibit (23)

Consent of Independent Registered Public Accounting Firm

Potlatch Forest Products Corporation, Plan Administrator

Potlatch Forest Products Corporation Savings Plan for Hourly Employees:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-17145 and 333-42808) on Form S-8 of Potlatch Corporation of our report dated June 9, 2008 with respect to the statements of net assets available for benefits of Potlatch Forest Products Corporation Savings Plan for Hourly Employees, as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule H, line 4i – schedule of assets (held at end of year), as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Potlatch Forest Products Corporation Savings Plan for Hourly Employees.

/S/ KPMG LLP

Portland, Oregon

June 9, 2008